FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2009

Commission File Number: 001-12440

ENERSIS S.A.

(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

PRESS RELEASE Nine months 2009

ENERSIS
ANNOUNCES CONSOLIDATED RESULTS
FOR NINE MONTH ENDED SEPTEMBER 30th, 2009

These Financial Statements have been prepared under IFRS.
There are important changes in the accounting principles used for these financial statements, which have been authorized by the Superintendence of Securities and Insurance
as part of the migration from Chilean Generally Accepted Accounting Principles to IFRS.

Figures as of September 2008 have been reconciled under IFRS for comparable purposes.

HIGHLIGHTS FOR THE PERIOD

SUMMARY

For the nine months ended on September 30th, 2009, Enersis’ Net Income attributable to shareholders was Ch$534.776 million, an increase of 45.0% with respect to the same period in 2008.

This better outcome is mainly explained by the increase in energy sales and lower purchases of fuel and other operating expenses, which implied a 14.8% higher Gross Income (before SG&A expenses).

This higher operating profitability has been achieved in the context of a medium term strategy consistently applied to shorter term specific policies. Enersis has been quickly adapting itself to an unstable, challenging and still recessive environment.

As a consequence of the strategy and the goals settled, the analysis can be breakdown as follows:

1.- Improve profitability:

Management has required all subsidiaries to optimize the use of funds through the correct implementation of commercial and operating policies, with the goal of confronting adequately the market conditions. The results are as follows:

  Operating Revenues increased 5.4% higher, an increase of Ch$242,715 million, amounting to Ch$4,744,183 million.

  EBITDA increased by 17.7% or Ch$278,427 million, amounting to Ch$1,853,986 million.

  Operating Income rose 20.7%, or Ch$261,224 million up to Ch$ 1,522,698 million, basically explained by the performance of the Generation and Transmission Businesses.

2.- Maintain a solid financial position:

Enersis continues to tightly supervise and control its subsidiaries in the five countries in which it operates. In this current economic scenario, the goal is to count with enough liquidity, and with the ability to confront challenges and opportunities in the region. In this context, it is noteworthy to highlight the following indicators:

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PRESS RELEASE Nine months 2009

	•	Interest Coverage increased 40.7%, to 5.4 times.

	•	Liquidity also increased. Working capital was 254.6% higher, Acid ratio was 27.6% higher and current liquidity was 28.4% higher.

3.-	Provide the best service quality in Latin-America:

	•	During the first nine months of 2009, we have been reducing the number of interruptions and length of service shortages. We continue applying a sound investment and maintenance program in our grids and systems, focusing in assuring the electric service supply.

	•	Additionally, in order to promote a better and more stable service, we have been investing important resources in clean solutions or new renewable generation projects. During the remaining 2009, Canela II will start its operations with 60 MW.

	•	Other important initiative, in which the Enersis Group has been participating, is the diversification of the country energy matrix. Through our subsidiary Endesa Chile, Enersis is participating in the LNG project, located in Quintero. Its commercial operations started on September 4th.

4.-	Add value to our shareholders:

	•	Enersis Share price increased 22.1% YTD from Ch$164.7 to Ch$201.1.

	•	Enersis ADR price increased 44.8% YTD from US$12.7 to US$18.5, showing a better performance over local market major indexes.

	•	Annualized ROE increased from 16.0% as of September 30th 2008 to 20.3% as of September 30th 2009.

GENERATION AND TRANSMISSION BUSINESSES

	•	Operating Revenues grew 2.8%, equivalent to Ch$56,896 million.

	•	Operating Income increased 34.0% equivalent to Ch$243,235 million, mainly explained by the performance of the operations in Chile and to a lower degree, Colombia and Peru.

	•	Operating Costs registered a 14.0% decrease, equivalent to Ch$186,339 million.

	•	Physical sales increased by 4.6%, amounting 49,786 GWh.

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PRESS RELEASE Nine months 2009

DISTRIBUTION BUSINESS

•	Operating Revenues grew 10.3%, equivalent to Ch$279,523 million.

•	Operating Income increased by Ch$10,356 million, or 1.9%, to Ch$564,206 million, as a result of improved Operating Income in Peru and Colombia.

•	Consolidated physical sales were in line with the previous period, amounting to 47,142 GWh.

•	There were 376 thousand new clients over the last twelve months. This is equivalent to add a new mid size distribution company every year. The breakdown is as follows:

	• Brazil	3.7% or 193 thousand new clients
	• Colombia	3.4% or 77 thousand new clients
	• Chile	2.6% or 39 thousand new clients
	• Argentina	1.6% or 35 thousand new clients
	• Peru	3.1% or 32 thousand new clients

FINANCIALS

•	Liquidity, a key consideration in our financial management, continues to be in a very solid position, as shown below:

• Credit Lines for US$ 460 million available in the aggregate for Enersis and Endesa Chile in the Chilean capital markets.

• Additional US$ 800 million in undrawn revolving debt facilities in the international

• Cash and Cash Equivalents amount to US$2,416 million, a 69.2% increase over December 2008.

•	Debt maturities are properly spread out, as can be seen in the following schedule:

Million US$								TOTAL

	2009	2010	2011	2012	2013	2014	Balance

Chile	164	415	219	39	421	705	1,652	3,616

Argentina	61	140	107	34	25	14	0	382

Peru	19	81	124	185	97	95	176	777

Brazil	72	348	486	452	167	88	61	1,770

Colombia	184	293	184	173	82	200	722	1,838

TOTAL	501	1,277	1,121	881	793	1,102	2,611	8,383

* Includes accrued interest of financial debt only.

• Coverage and Protection

Enersis continued applying a rigorous control over its liquidity for all its subsidiaries. In that respect, and in addition to strict internal rules to protect our cash flows, balance sheet, and liquidity, we currently have:

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PRESS RELEASE Nine months 2009

•	Cross Currency Swaps for a total amount of US$ 900 million to match currency in which cash flows are originated and their associated debt.

•	Interest Rate Swaps for US$ 201 million, in order to provide protection against variations.

•	Collars, for a value of US$ 110 million, intended to provide additional protection.

•	Forwards, for US$ 185 million, to protect against foreign exchange rate variations.

The aforementioned financial tools are being permanently evaluated and adjusted to the changing macroeconomic scenario, in order to achieve the most efficient levels of protection. These instruments, however, do not replace the most important reason behind our solid liquidity position:  the very stable nature of our business.

MARKET SUMMARY

• In the chart below we show the evolution of the Enersis ADR price versus Dow Jones Industrial Index (red), Nasdaq Index (green) and Standard & Poor´s 500 Index (orange), three indicators that reflect the evolution of stock prices in the U.S. markets.

  Regarding the stock price variations in the local market during the first nine months of 2009, Enersis continued the positive trend following the Chilean market.

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PRESS RELEASE Nine months 2009

  In addition, during this year, Enersis and its subsidiary Endesa Chile continued to be among the most traded companies at the Santiago Stock Exchange.

Top Ten Traded Santiago Stock Exchange, Jan - Sep 2009

Amounts in Ch$ million

D&S	2,278,729
SQM-B	1,893,939
CAP	877,835
ENDESA	796,736
ENERSIS	655,475
ORO BLANCO	639,294
CENCOSUD	619,030
CALICHERA	526,553
LA POLAR	497,047
COPEC	472,112

Source: Santiago Stock Exchange

RISK RATING CLASSIFICATION INFORMATION

During these nine months of 2009, the work with Rating Agencies has been focused on liquidity situation at a consolidated and single subsidiaries level, maturities, refinancing strategy, credit facilities availability, etc.

In a current complex scenario, Enersis ratified its solid commercial, financial and operating position.

The current risk classifications are:

• International Ratings:

Enersis	S&P	Moody’s	Fitch
Corporate	BBB, Stable	Baa3, Stable	BBB, Stable

• Domestic Ratings (for securities issued in Chile):

Enersis	Feller Rate	Fitch
Shares	1st Class Level 1	1st Class Level 1
Bonds	AA-, Stable	AA-, Stable

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PRESS RELEASE Nine months 2009

TABLE OF CONTENTS

HIGHLIGHTS FOR THE PERIOD	1
Summary	1
Generation and Transmission Businesses	2
Distribution Business	3
Financials	3
Market Summary	4
Risk Rating Classification Information	5
TABLE OF CONTENTS	6

GENERAL INFORMATION	8
SIMPLIFIED ORGANIZATIONAL STRUCTURE	8
MARKET INFORMATION	9
EQUITY MARKET	9
DEBT MARKET	11
RISK RATING CLASSIFICATION	12

CONSOLIDATED INCOME STATEMENT ANALYSIS	13
NET INCOME	13
UNDER IFRS	13
OPERATING INCOME	14
FINANCIAL RESULT	16
TAXES	16

CONSOLIDATED BALANCE SHEET ANALYSIS	17

ASSETS UNDER IFRS	17
LIABILITIES AND SHAREHOLDERS EQUITY UNDER IFRS	18
DEBT MATURITY WITH THIRD PARTIES, MILLION CH$	22
DEBT MATURITY WITH THIRD PARTIES, THOUSAND US$	22
EVOLUTION OF KEY FINANCIAL RATIOS	23
CONSOLIDATED STATEMENTS OF CASH FLOWS ANALYSIS	24
CASH FLOW RECEIVED FROM FOREIGN SUBSIDIARIES BY ENERSIS, CHILECTRA AND ENDESA CHILE	26
CAPEX AND DEPRECIATION	26
THE PRINCIPAL RISKS ASSOCIATED TO THE ACTIVITIES OF THE ENERSIS GROUP	27

BOOK VALUE AND ECONOMIC VALUE OF ASSETS	32

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PRESS RELEASE Nine months 2009

ARGENTINA	33
GENERATION	33
Endesa Costanera	33
Chocón	34
DISTRIBUTION	35
Edesur	35
BRAZIL	36
GENERATION	36
Cachoeira	36
Endesa Fortaleza	36
TRANSMISSION	37
CIEN	37
DISTRIBUTION	38
Ampla	38
Coelce	39
CHILE	40
GENERATION	40
Endesa Chile	40
DISTRIBUTION	41
Chilectra	41
COLOMBIA	43
GENERATION	43
Emgesa	43
DISTRIBUTION	44
Codensa	44
PERU	45
GENERATION	45
Edegel	45
DISTRIBUTION	46
Edelnor	46
CONFERENCE CALL INVITATION	47
CONTACT INFORMATION	48
DISCLAIMER	48

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PRESS RELEASE Nine months 2009

GENERAL INFORMATION

(Santiago, Chile, Wednesday 28th, September 2009) Enersis S.A. (NYSE: ENI), announced today its consolidated financial results for nine months ended on September 30th, 2009. All figures are in Ch$, under International Financial Reporting Standards (IFRS). Variations of Income Statements and cash flows refer to September 30th, 2008 and September 30th, 2009, while variations of balance sheet accounts are disclosed between the periods of December 31st, 2008 and September 30th, 2009.

Figures as of September 30th, 2009 are additionally translated into US$, merely as a convenience translation, using the exchange rate of US$1 = Ch$550.36 (September 30, 2009).

The consolidation includes the following investment vehicles and companies,
a) In Chile: Endesa Chile (NYSE: EOC)*, Chilectra, Synapsis, CAM, and Inmobiliaria Manso de Velasco.
b) Outside Chile: Distrilima (Peru), Endesa Brasil (Brazil)**, Edesur (Argentina) and Codensa (Colombia).

In the following pages you will find a detailed analysis of financial statements, a brief explanation for most important variations and comments on main items in the P&L and Cash Flow Statements compared to the information as of September 30th, 2008.

* Includes Endesa Chile Chilean subsidiaries (Celta, Pangue, Pehuenche, San Isidro, Túnel El Melón), non Chilean subsidiaries (Costanera, El Chocón, Edegel and Emgesa) and jointly controlled companies or associates companies (Gas Atacama, Trasquillota and HidroAysén).
** Includes Endesa Fortaleza, CIEN, Cachoeira Dourada, Ampla and Coelce.

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PRESS RELEASE Nine months 2009

MARKET INFORMATION

EQUITY MARKET

New York Stock Exchange (NYSE)

The chart below shows the performance of Enersis’ ADR (“ENI”) price at the NYSE, compared to the Dow Jones Industrials and the Dow Jones Utilities indexes over the last 12 months:

Santiago Stock Exchange (BCS)

The chart below shows the performance of Enersis’ Chilean stock price over the last 12 months compared to the selective Chilean selective Stock Index (IPSA):

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PRESS RELEASE Nine months 2009

Madrid Stock Exchange (Latibex) - Spain

The chart below, shows Enersis’ share price (“XENI”) at the Latibex over the last 12 months compared to the Local Stock Index (IBEX):

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PRESS RELEASE Nine months 2009

DEBT MARKET

Yankee Bonds Price Evolution

The following chart shows the pricing of our Yankee Bonds over the last twelve months compared to the Ishares Iboxx Investment Grade Corporate Bond Fund Index:

(*) IShares Iboxx Corporate Investment Grade Bonds Fund is an exchange traded fund incorporated in the U.S.A. The Index measures the performance of a fixed number of investment grade corporate bonds.

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PRESS RELEASE Nine months 2009

RISK RATING CLASSIFICATION

Fitch: BBB / Stable
Rationale (April 15, 2009); “Relevant classification factors are: (i) Geographical diversification in Latin America, which provides natural protection against different regulatory frameworks and weather conditions. In summary, Enersis’ subsidiaries are financially strong and they count on leadership positions within their markets; (ii) Stable Cash Flows from Distribution segment: this business benefits from a healthy and organic growth in annual terms, being Chilectra the most predictable one; (iii) Volatility of business is offset: Contractual position of the Company reduces risk related to dryer hydrological conditions, meanwhile diversified generation matrix and geographical diversity provide natural protection.”

Standard & Poor’s: BBB / Stable
Rationale (December 30, 2008); “The 'BBB' ratings on Chile-based electricity provider Enersis S.A. reflects its satisfactory business risk profile resulting from the strong creditworthiness of its Chilean investments, its solid competitive position in the countries where it operates (Argentina, Brazil, Chile, Colombia, and Peru), and the favorable economic conditions and growing demand for power in the region. These factors are partly offset by the higher risk of its non-Chilean investments and the exposure of its 60%-owned subsidiary, Empresa Nacional de Electricidad S.A. (Endesa Chile; BBB/Stable/--) to droughts. In addition, the ratings reflect Enersis' intermediate financial risk profile resulting from its moderate leverage, adequate debt service coverage, manageable interest rate and foreign exchange risks, and adequate liquidity and financial flexibility.”

Moody’s: Baa3 / Stable
Rationale (December 19, 2008); “Enersis' Baa3 senior unsecured rating reflects the benefits of the group's activities in both the generation and distribution businesses, which offsets to some degree overall business risk. The rating also considers Enersis' significant exposure to the Chilean electricity market, where it benefits from stable macroeconomic conditions (A2 Foreign Currency, A1 Local Currency rating) as well as a transparent and favorable regulatory framework for its distribution and generation activities. The rating also incorporates the geographic and operational diversification of its subsidiaries' operations in four other Latin American countries, where (as in Chile) growing demand is expected amid tighter supply and improving macroeconomic and regulatory conditions.”

Feller Rate: Bonds: AA- / Stable - Shares: 1st Class Level 1
Rationale (July 7, 2009); “Ratings assigned to solvency, bonds and shares of Enersis reflect the good business’ structure of the company, which combined participations in generation and distribution with an important presence in several countries in Latin America, maintaining a higher proportion of its cash flow generation capacity in Chile. Likewise, the rating considers its current financial profile with debt coverage indicators and leverage at a consolidated level which have been strengthened over time.”

Fitch Chile: Bonds: AA- / Stable - Shares: 1st Class Level 1
Rationale (April 15, 2009); “Relevant classification factors are: (i) Geographical diversification in Latin America, which provides natural protection against different regulatory frameworks and weather conditions. In summary, Enersis’ subsidiaries are financially strong and they count on leadership positions within their markets; (ii) Stable Cash Flows from Distribution segment: this business benefits from a healthy and organic growth in annual terms, being Chilectra the most predictable one; (iii) Volatility of business is offset: Contractual position of the Company reduces risk related to dryer hydrological conditions, meanwhile diversified generation matrix and geographical diversity provide natural protection.”

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PRESS RELEASE Nine months 2009

CONSOLIDATED INCOME STATEMENT ANALYSIS
(Figures in Ch$)

NET INCOME

Enersis’ Net Income attributable to parent company for the nine months as of September 2009 was Ch$534,776 million, representing a 45.0% increase over the previous year, which was Ch$368,872 million.

UNDER IFRS

Table 2

CONS. INCOME STATEMENT			Million Ch$				Thousand US$

	3Q08	3Q09	9M 08	9M 09	Var 08-09	Chg %	9M 09

Sales	1,414,157	1,531,358	4,396,902	4,618,278	221,376	5.0%	8,391,376
Sales of Energy	1,247,117	1,385,806	4,000,839	4,206,372	205,533	5.1%	7,642,947
Other Sales	21,453	14,207	44,460	36,795	(7,665)	(17.2%)	66,856
Other services supply	145,587	131,345	351,604	375,111	23,507	6.7%	681,574
Other Operating Revenues	18,533	36,178	104,566	125,905	21,339	20.4%	228,769

Operating Revenues	1,432,690	1,567,536	4,501,468	4,744,183	242,715	5.4%	8,620,145

Energy purchases	(352,852)	(389,268)	(1,194,626)	(1,223,870)	(29,244)	(2.4%)	(2,223,763)
Fuel procurement costs	(181,410)	(146,987)	(647,559)	(503,315)	144,244	22.3%	(914,519)
Transmission expenses	(57,766)	(66,514)	(197,241)	(205,803)	(8,562)	(4.3%)	(373,943)
Other purchases and services	(118,692)	(142,090)	(346,723)	(383,851)	(37,128)	(10.7%)	(697,455)

Purchases and Services	(710,719)	(744,860)	(2,386,149)	(2,316,839)	69,310	2.9%	(4,209,680)

Gross Income	721,971	822,676	2,115,320	2,427,344	312,024	14.8%	4,410,465

Work Performed by the entity and capitalized	6,270	6,229	21,539	20,705	(834)	(3.9%)	37,622
Personnel expenses	(72,911)	(87,642)	(236,437)	(265,111)	(28,674)	(12.1%)	(481,705)
Other fixed operating expenses	(117,768)	(100,848)	(324,862)	(328,951)	(4,089)	(1.3%)	(597,702)

Gross Operating Income (EBITDA)	537,563	640,415	1,575,559	1,853,986	278,427	17.7%	3,368,679

Depreciations & Amortizations	(100,684)	(110,292)	(314,085)	(331,288)	(17,203)	(5.5%)	(601,948)

Operating Income	436,879	530,123	1,261,474	1,522,699	261,225	20.7%	2,766,732

Financial Result	(123,344)	(56,535)	(275,219)	(212,669)	62,550	22.7%	(386,418)

Interest Revenues	62,612	63,324	131,877	127,828	(4,049)	(3.1%)	232,263
Interest Expenses	(134,747)	(124,979)	(366,929)	(342,804)	24,125	6.6%	(622,873)
Income for Readjustment items	(21,550)	4,572	(42,023)	25,918	67,941	161.7%	47,092
Exchange Gains (Losses)	(29,658)	547	1,857	(23,611)	(25,468)	-	(42,900)
Positive	(19,414)	13,350	39,733	47,649	7,916	19.9%	86,579
Negative	(10,244)	(10,893)	(34,589)	(67,690)	(33,101)	(95.7%)	(122,992)
Effect of Derivatives in Exchange
Gains (Losses)	-	(1,910)	(3,287)	(3,570)	(283)	(8.6%)	(6,487)
Share of profit of associates	995	496	2,309	2,261	(48)	(2.1%)	4,109
Income from Other Investments	(175)	(112)	(210)	1,548	1,758	-	2,813
Income from asset sales	5,626	191	6,614	393	(6,221)	(94.1%)	714

Net Income before Taxes	319,981	474,162	994,969	1,314,232	319,263	32.1%	2,387,950

Income Tax	(83,213)	(123,272)	(244,024)	(272,335)	(28,311)	(11.6%)	(494,831)

NET INCOME	236,768	350,890	750,945	1,041,897	290,952	38.7%	1,893,119

Parent Company	121,630	173,870	368,872	534,776	165,904	45.0%	971,683

Minority Holders	115,139	177,020	382,073	507,122	125,049	32.7%	921,436

Earning per Share	3.7	5.3	11.3	16.4	5.0	45.0%	0.030

Earning per Share ADR	186.3	266.3	564.9	818.9	254	45.0%	1.488

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PRESS RELEASE Nine months 2009

OPERATING INCOME

Operating Income for the period ending September 30, 2009 increased by Ch$261,224 million, from Ch$1,261,474 million to Ch$ 1,522,699 million as of September 2009, representing an increase of 20.7% . Likewise, the EBITDA increased by Ch$278,427 million or 17.7%, amounting to Ch$1,853,986 million; the above is mainly due to good results of generation business.

Operating Revenues and costs, broken down by business line for the periods ending September 30, 2008 and 2009 are:

Table 3

Operating Income by Businesses	Generation and Transmission				Distribution
	Million Ch$		Chg%	Thousand US$	Million Ch$		Chg%	Thousand US$

	9M 08	9M 09		9M 09	9M 08	9M 09		9M 09

Operating Revenues	2.045.541	2.102.436	2,8%	3.820.110	2.711.671	2.991.194	10,3%	5.434.977
Operating Costs	(1.329.858)	(1.143.519)	-14,0%	(2.077.765)	(2.157.821)	(2.426.988)	12,5%	(4.409.819)

Operating Income	715.682	958.917	34,0%	1.742.345	553.850	564.206	1,9%	1.025.159

Operating Income by Businesses	Eliminations and Others				Consolidated
	Million Ch$		Chg%	Thousand US$	Million Ch$		Chg%	Thousand US$

	9M 08	9M 09		9M 09	9M 08	9M 09		9M 09

Operating Revenues	(255.743)	(349.447)	36,6%	(634.943)	4.501.468	4.744.183	5,4%	8.620.145
Operating Costs	247.685	349.022	40,9%	634.171	(3.239.994)	(3.221.484)	-0,6%	(5.853.413)

Operating Income	(8.059)	(425)	-94,7%	(772)	1.261.474	1.522.699	20,7%	2.766.732

Generation and Transmission Businesses increased its operating income of Ch$243,235 million, equivalent to 34.0%, and totaling Ch$958,917. Physical sales increased 4.6% amounting to 49,786 GWh as of September 2009 (47,609 GWh, in September 2008).

Operating income for Generation and Transmission business line, by country in the following table:

Table 4

Generation & Transmission		Chile				Argentina				Brazil
	Million Ch$		Chg%	Thousand US$	Million Ch$		Chg%	Thousand US$	Million Ch$		Chg%	Thousand US$

	9M 08	9M 09		9M 09	9M 08	9M 09		9M 09	9M 08	9M 09		9M 09

Operating Revenues	1.145.388	1.070.213	-6,6%	1.944.568	222.696	254.365	14,2%	462.180	246.636	243.897	-1,1%	443.159
% of consolidated	56%	51%		51%	11%	12%		12%	12%	12%		12%

Operating Costs	(770.697)	(537.634)	-30,2%	(976.878)	(193.453)	(218.584)	13,0%	(397.166)	(112.826)	(111.540)	-1,1%	(202.667)
% of consolidated	58%	47%		47%	15%	19%		19%	8%	10%		10%

Operating Income	374.691	532.578	42,1%	967.691	29.243	35.781	22,4%	65.014	133.810	132.357	-1,1%	240.491

Generation & Transmission		Peru				Colombia				Consolidated
	Million Ch$		Chg%	Thousand US$	Million Ch$		Chg%	Thousand US$	Million Ch$		Chg%	Thousand US$

	9M 08	9M 09		9M 09	9M 08	9M 09		9M 09	9M 08	9M 09		9M 09

Operating Revenues	140.707	159.865	13,6%	290.473	290.493	374.771	29,0%	680.956	2.045.541	2.102.436	2,8%	3.820.110
% of consolidated	7%	8%		8%	14%	18%		18%

Operating Costs	(109.734)	(100.874)	-8,1%	(183.287)	(143.527)	(175.561)	22,3%	(318.992)	(1.329.858)	(1.143.519)	-14,0%	(2.077.765)
% of consolidated	8%	9%		9%	11%	15%		15%

Operating Income	30.973	58.991	90,5%	107.187	146.966	199.210	35,5%	361.963	715.682	958.917	34,0%	1.742.345

Pg. 14

PRESS RELEASE Nine months 2009

Distribution business increased its operating income by Ch$10,353 million, equivalent to 1.9% and totaling Ch$564,206 million.

Physical sales amounted to 47,142 GWh, representing an increase of 273 GWh, equivalent to 0.6% variation. Number of customers increased by 376 thousand, amounting 12,689 thousand customer base.

Operating income for Distribution line of business, detailed by country, as follows:

Table 5

Distribution		Chile				Argentina				Brazil
	Million Ch$		Chg%	Thousand US$	Million Ch$		Chg%	Thousand US$	Million Ch$		Chg%	Thousand US$

	9M 08	9M 09		9M 09	9M 08	9M 09		9M 09	9M 08	9M 09		9M 09

Operating Revenues	753.416	846.016	12,3%	1.537.205	223.526	252.188	12,8%	458.223	1.077.453	1.116.223	3,6%	2.028.169
% of consolidated	28%	28%		28%	8%	8%		8%	40%	37%		37%

Operating Costs	(639.644)	(734.533)	14,8%	(1.334.640)	(194.480)	(220.915)	13,6%	(401.400)	(852.399)	(901.048)	5,7%	(1.637.197)
% of consolidated	30%	30%		30%	9%	9%		9%	40%	37%		37%

Operating Income	113.771	111.484	-2,0%	202.565	29.046	31.273	7,7%	56.823	225.054	215.176	-4,4%	390.973

Distribution		Peru				Colombia				Consolidated
	Million Ch$		Chg%	Thousand US$	Million Ch$		Chg%	Thousand US$	Million Ch$		Chg%	Thousand US$

	9M 08	9M 09		9M 09	9M 08	9M 09		9M 09	9M 08	9M 09		9M 09

Operating Revenues	175.309	227.437	29,7%	413.251	481.969	549.330	14,0%	998.129	2.711.671	2.991.194	10,3%	5.434.977
% of consolidated	6%	8%		8%	18%	18%		18%	100%	100%		100%

Operating Costs	(137.817)	(179.132)	30,0%	(325.482)	(333.481)	(391.361)	17,4%	(711.100)	(2.157.821)	(2.426.988)	12,5%	(4.409.819)
% of consolidated	6%	7%		7%	15%	16%		16%	100%	100%		100%

Operating Income	37.492	48.305	28,8%	87.770	148.487	157.969	6,4%	287.029	553.850	564.206	1,9%	1.025.159

Summary of operating revenues, operating costs and operating income of all Enersis’ subsidiaries, for the periods ended in September 2008 and September 2009, detailed as follows:

Table 6

		9M 08			9M 09

Million Ch$	Operating	Operating	Operating	Operating	Operating	Operating
	Revenues	Costs	Income	Revenues	Costs	Income

Endesa Chile (*)	1,818,249	(1,242,388)	575,861	1,879,052	(1,050,387)	828,665
Cachoeira (**)	114,758	(30,534)	84,224	64,691	(27,233)	37,458
Fortaleza (***)	84,749	(64,194)	20,555	100,079	(64,022)	36,057
Cien (**)	52,213	(19,380)	32,832	84,192	(21,631)	62,561
Chilectra	753,416	(639,644)	113,771	846,016	(734,533)	111,484
Edesur	223,526	(194,480)	29,046	252,188	(220,915)	31,273
Distrilima (Edelnor)	175,309	(137,817)	37,492	227,437	(179,132)	48,305
Ampla	630,582	(504,876)	125,706	638,654	(524,044)	114,610
Investluz (Coelce)	446,871	(347,523)	99,348	477,569	(377,003)	100,566
Codensa	481,969	(333,481)	148,487	549,330	(391,361)	157,969
CAM Ltda.	122,032	(118,226)	3,806	112,749	(111,604)	1,145
Inmobiliaria Manso de Velasco Ltda.	10,000	(8,482)	1,518	3,075	(3,063)	12
Synapsis Soluciones y Servicios IT Ltda.	46,564	(40,704)	5,860	53,195	(47,374)	5,821
Enersis Holding and other investment vehicles	9,196	(21,962)	(12,767)	9,251	(21,583)	(12,332)
Consolidation Adjustments	(467,962)	463,698	(4,264)	(553,297)	552,402	(894)

Total Consolidation	4,501,468	(3,239,994)	1,261,474	4,744,183	(3,221,484)	1,522,699

Pg. 15

PRESS RELEASE Nine months 2009

		9M 09

Thousand US$	Operating	Operating	Operating
	Revenues	Costs	Income

Endesa Chile (*)	3,414,223	(1,908,545)	1,505,677
Cachoeira (**)	117,543	(49,483)	68,061
Fortaleza (***)	181,843	(116,328)	65,515
Cien (**)	152,977	(39,304)	113,673
Chilectra	1,537,205	(1,334,640)	202,565
Edesur	458,223	(401,400)	56,823
Distrilima (Edelnor)	413,251	(325,482)	87,770
Ampla	1,160,429	(952,184)	208,245
Investluz (Coelce)	867,740	(685,012)	182,727
Codensa	998,129	(711,100)	287,029
CAM Ltda.	204,865	(202,784)	2,081
Inmobiliaria Manso de Velasco Ltda.	5,588	(5,566)	22
Synapsis Soluciones y Servicios IT Ltda.	96,656	(86,079)	10,577
Enersis Holding and other investment vehicles	16,809	(39,216)	(22,407)
Consolidation Adjustments	(1,005,336)	1,003,711	(1,625)

Total Consolidation	8,620,145	(5,853,413)	2,766,732

(*) Since January 1st, 2009, includes Gas Atacama, Transqullota e HydroAysén
(**) Consolidated by Endesa Chile until September 30th, 2005. Since October 1st, 2005 is consolidated by Enersis through Endesa Brasil.
(***) Since October 1st, 2005, these subsidiaries are consolidated by Enersis through Endesa Brasil

FINANCIAL RESULT

As of September 30th, 2009, the company recorded a financial result of Ch$212,669 million loss, representing a 22.7% of lower losses. This variation is mainly explained by a higher Income for Readjustment items which increased Ch$67,941 million explained by changes on the Inflation Index Unit – UF (Unidades de Fomento) and its impact on Chile’s UF denominated debt. In fact, during the first nine months of the year 2009 the UF decreased 2.9% value compared to an increase of 7.0% experienced during the first nine months of the last year. Additionally, net interest expenses decreased Ch$20,076 million, primarily due a lower average debt and lower interest rates during the period.

The above was partially offset by a loss of Ch$25,467 million effect of exchange rate differences variation, mainly in Chile and Argentina. In Chile, during this period the Chilean peso appreciated more than 14%, compared to the 11% devaluation in the previous year. In Argentina, the Argentine peso devaluated by 11% during the current period, compared to 0.4% devaluation last year.

TAXES

Income Tax increased Ch$28,311 million. The latter is mostly explained by increases in: Enersis Ch$33,792 million, San Isidro Ch$5,814 million, Endesa Chile Ch$4,934 million and Costanera Ch$4,385. This negative effect was partially offset by lower income tax in Gas Atacama Ch$17,151 million, Emgesa Ch$16,599 million, Cien Ch$10,571 million, Chilectra Ch$9,218 million and Edegel Ch$6,738 million.

Pg. 16

PRESS RELEASE Nine months 2009

CONSOLIDATED BALANCE SHEET ANALYSIS

ASSETS UNDER IFRS

Table 7

ASSETS	Million Ch$					Thousand US$

	2007	2008	9M 09	Var 08-09	Chg %	9M 09

CURRENT ASSETS
Cash and Cash Equivalents	588,877	1,318,062	1,329,662	11,600	0.9%	2,415,986
Financial assets in reasonable value with
change in results	-	-	92	92	0.0%	167
Financial assets available for sale	-	-	20,059	20,059	-	36,448
Other Financial Assets	-	-	119	119	-	216
Accounts receivable, net	1,159,931	1,313,582	1,389,968	76,386	5.8%	2,525,561
Amounts due from related companies	52,579	24,747	19,781	(4,965)	(20.1%)	35,942
Inventories	96,743	99,400	99,852	452	0.5%	181,431
Assets for Hedging	-	-	-	-	-	-
Prepaid expenses	10,916	8,973	15,995	7,021	78.2%	29,062
Income taxes recoverable	146,791	131,788	140,873	9,084	6.9%	255,965
Other current assets	15,847	28,876	24,228	(4,648)	(16.1%)	44,022

Total currrent assets	2,071,685	2,925,428	3,040,629	115,201	3.9%	5,524,799

OTHER ASSETS
Financial Assets available for sale	22,501	22,495	2,513	(19,982)	(88.8%)	4,566
Other Financial Assets	25,635	1,746	24,051	22,304	-	43,700
Long-term receivables	232,406	295,032	224,185	(70,848)	(24.0%)	407,342
Amounts due from related companies	505	641	601	(40)	(6.3%)	1,092
Investments in associates	12,455	37,833	23,816	(14,018)	(37.1%)	43,273
Intangibles	1,467,885	1,459,390	1,494,040	34,650	2.4%	2,714,659
Land, plant and equipment, net	7,589,675	8,579,345	8,690,127	110,782	1.3%	15,789,896
Investment Property	28,504	26,364	27,042	678	2.6%	49,135
Deferred income taxes	541,265	516,854	494,585	(22,270)	(4.3%)	898,657
Assets for Hedging	1,036	2,487	35	(2,452)	(98.6%)	63
Prepaid expenses	1,386	1,203	855	(348)	(28.9%)	1,553
Others assets	70,737	72,215	98,704	26,489	36.7%	179,344

Total other assets	9,993,988	11,015,605	11,080,552	64,946	0.6%	20,133,279

TOTAL ASSETS	12,065,673	13,941,034	14,121,180	180,146	1.3%	25,658,079

Total Assets increased Ch$180,146 million, and mainly due to:

• Ch$115,201 million increase in Current Assets, equal to 3.9%, as a result of:

  An increase in commercial receivables and other receivables for Ch$76,386 million, primarily due to the transfer from long-term to short-term of receivable accounts in Gas Atacama for Ch$45.940 million, and increase of receivable accounts in Cien for Ch$35,235 million, El Chocón for Ch$19,087 million, Coelce for Ch$17,661 million, Emgesa for Ch$15,080 million and Celta by Ch$11,028 million. The former positive change was partially compensated by decreases in Edegel for Ch$25,520 millones, Edesur for Ch$21,652 million, Costanera Ch$9,277 million, and Endesa Chile for Ch$8,539 million.

  An increase in financial assets available for sale by Ch$20,059 million, due to transferring EEB shares available for sale from long-term to short-term.

Pg. 17

PRESS RELEASE Nine months 2009

  Ch$11,600 million increase in cash and cash equivalent, primarily explained by increases in times deposits in Emgesa for Ch$133,914 million, in CGTF for Ch$43,739 million, Cien for Ch$38,917 million, Endesa Brazil for Ch$36,192 million and Ampla for Ch$20,429 million. This increase in cash and cash equivalent was partially diminished by decreases in time deposits in Endesa Chile for Ch$226,678 million used to prepay debt and dividends, and in Enersis by Ch$35,836 million used to pay dividends.

• Increase in Non-Current Assets for Ch$64,946 million representing a 0.6%, mainly due to:

  Increase in Lands, Plants and Equipment, by Ch$110,782 million as consequence of additions in the period by Ch$490,449 million, partially offset with depreciation by Ch$321,244 million and conversion effect to Chilean pesos from subsidiaries with a functional currency different to the Chilean peso, by approximately Ch$58,000 million.

  Increase in other financial assets by Ch$22,304 million primarily due to the guarantee deposit of Enersis for Swaps of Ch$18,712 million, and the pension funds surplus in Coelce by Ch$4,176 million.

  Increase in other assets by Ch$26,489 million due to more guaranties given in Ampla and Coelce in Brazil.

     The above is partially offset by:

  Decrease in long term commercial receivables by Ch$70,848 million mainly due to the transfer to the short term of the Atacama Finance accounts receivables for Ch$45,940 million, and the decrease of Foninvemen by Ch$20,492 million due to the conversion effect.

  Decrease in long term financial assets available for sale by Ch$20,059 million, due to the transfer from the long-term to the short-term of EEB shares.

Pg. 18

PRESS RELEASE Nine months 2009

LIABILITIES AND SHAREHOLDERS EQUITY UNDER IFRS

Table 8

LIABILITIES AND SHAREHOLDER´S EQUITY	Million Ch$					Thousand US$

	2007	2008	9M 09	Var 08-09	Chg %	9M 09

CURRENT LIABILITIES
Loans that acrue interests	719,737	1,244,976	767,274	(477,702)	(38.4%)	1,394,131
Other financial liabilities	-	-	421	421	-	764
Sundry Creditors and other Accounts payable	794,038	982,939	930,092	(52,847)	(5.4%)	1,689,970
Accounts payable to related companies	69,458	115,993	146,882	30,889	26.6%	266,884
Provisions	78,638	107,398	87,279	(20,119)	(18.7%)	158,585
Income taxes payable	102,642	178,700	199,758	21,058	11.8%	362,958
Other current liabilities	20,733	30,457	20,219	(10,238)	(33.6%)	36,739
Defererd liabilities	14,223	12,180	12,608	427	3.5%	22,908
Employee Benefits	14,474	5,211	4,916	(294)	(5.7%)	8,933
Liabilities from Hedge	10,854	4,269	8,490	4,221	98.9%	15,426
Accumulated Liabilities (or acrued), total	-	-	-	-	-	-

Total current liabilities	1,824,797	2,682,123	2,177,938	(504,185)	(18.8%)	3,957,297

NON-CURRENT LIABILITIES
Loans that acrue interests	3,366,743	3,821,828	3,703,042	(118,786)	(3.1%)	6,728,399
Other non-current financial liabilities	2,832	2,429	11,128	8,699	358.1%	20,220
Sundry Creditors and other Accounts payable	43,071	49,492	63,337	13,845	28.0%	115,084
Accounts payable to related companies	8,162	8,978	5,218	(3,760)	(41.9%)	9,480
Provisions	200,023	212,383	246,518	34,135	0.0%	447,921
Deferred income taxes	589,953	641,378	596,668	(44,710)	(0)	1,084,142
Other long-term liabilities	31,468	34,484	38,957	4,473	13.0%	70,784
Defererd liabilities	144,366	178,973	205,732	26,759	15.0%	373,814
Employee Benefits	135,274	175,783	198,008	22,226	12.6%	359,779
Liabilities from Hedge	213,419	104,053	192,781	88,728	85.3%	350,281

Total long-term liabilities	4,735,311	5,229,780	5,261,389	31,609	0.6%	9,559,904

SHAREHOLDERS´ EQUITY
Paid-in capital	2,752,775	2,983,642	2,983,642	-	0.0%	5,421,256
Shares owned by the parent's company	-	-	-	-	-	-
Other reserves	(723,745)	(1,403,037)	(1,358,802)	44,235	(3.2%)	(2,468,934)
Retained earnings	502,274	1,003,120	1,358,072	354,952	35.4%	2,467,607
Net income for the period	369,827	507,590	534,776	27,186	5.4%	971,683
Total shareholder's equity aributable to the Parent's company	2,901,131	3,091,315	3,517,688	426,373	13.8%	6,391,613
Minority Interest	2,604,433	2,937,816	3,164,165	226,349	7.7%	5,749,265

Total shareholder´s equity	5,505,564	6,029,131	6,681,854	652,722	10.8%	12,140,878

TOTAL LIABILITIES AND SHAREHOLDER´S EQUITY	12,065,673	13,941,034	14,121,180	180,146	1.3%	25,658,079

Pg. 19

PRESS RELEASE Nine months 2009

The company’s Total Liabilities increased by Ch$180,146 million from the period ended on December 2008, largely due to the increase in Net Equity by Ch$652,722 million and the decrease in current liabilities by Ch$472,575 million. The detail is explained as follows:

• Decrease in Current Liabilities of Ch$504,185 million, a 18.8%, due to:

  Accruing loans declining by Ch$477,702 million primarily in Endesa Chile for Ch$413,119 million, for the payment of bonds and the effect of a lower exchange rate and the decrease in the value of the UF, in Edegel for Ch$47,092 million for the payment of loans and bonds, in Emgesa for Ch$41,408 million, in Edelnor for Ch$20,165 million, Chilectra for Ch$12,026 million and Enersis for Ch$11,784 million, partially compensated by the increase in Gas Atacama for Ch$39,195 million for the transfer from long term debt and in Endesa Brazil by Ch$22,117 million.

  Reduction in trade creditors totalling Ch$52,847 million primarily due to the decrease energy and fuel purchase in Endesa Chile for Ch$63,744 million, Edegel for Ch$24,886 million, Costanera for Ch$18,188 million, Endesa Eco for Ch$14,364 million and Celta for Ch$8,385 million, the previous partially compensated by the increase of dividends payment to minority interest for Ch$41,905 million and the increase or accounts receivable in Cien for Ch$24,114 million and in Emgesa for Ch$16,056 million.

  Decrease in current provisions by Ch$20,119 million due to lower liabilities as a consequence of the conversion effect and contingencies payments (Endesa Chile).

       Partially offset by:

  Increase in accounts receivable for current taxes for Ch$21,058 million which mainly corresponds to a higher tax.

• Non Current Liabilities increased by Ch$31,609 million, equal to a 0.6%, mainly to:

  Increase in hedge liabilities in Ch$88,728 million, basically due to the increase in the Mark to Market of derivatives in Enersis for Ch$77,026 million.

  Increase in provisions for Ch$34,135 million principally in Brazil due to higher legal claims and the conversion effect.

  Increase in post employment obligations in Ch$22,225 million as a consequence of the increase in pension liabilities for Ch$21,202 million, Brazil and Colombia, and pensions and post retirement obligations for years of labor work by Ch$1,200 million.

Pg. 20

PRESS RELEASE Nine months 2009

The above is partially offset by:

  Decrease in loans who bear interest in Ch$118,786 million primarily in Endesa Chile for Ch$121,452 million, due to the effect of lower exchange rate and the UF, in Enersis for Ch$58,061 million, Gas Atacama for Ch$54,380 million, Codensa for Ch$47,377 million, du to the transfer of bonds to the short term and the conversion effect, Costanera for Ch$29,517 million and El Chocón for Ch$15,471 million, partially compensated by the increase in debt at Emgesa for Ch$178,184 due to loans in local currency, Grupo Endesa Brazil for Ch$37,203 million and in Edelnor for Ch$16,529 million basically by the conversion effect.

  Decrease of liabilities due to deffered taxes in Ch$44,710 million as a consequence of the conversion effect in foreign subsidiaries for Ch$28,546 million and higher deffered taxes in Codensa for Ch$10,802 million, Edelnor for Ch$8,556 million, Pangue for Ch$6,241 million, Edesur for Ch$ 4,475 million, San Isidro by Ch$3,771 million and in Celta for Ch$2,428 million, partially compensated by increases in Endesa Brazil for Ch$8,540 millions, Gas Atacama for Ch$6,926 million and Chilectra for Ch$2,873 million.

Net Shareholders’ equity increased by Ch$652,722 million with respect to December 2008. The Parent Company equity increased by Ch$426,373 million which is explained mainly by the Ch$534,775 million period result, the increase of Retained Earnings in the amount of Ch$53,774 million, the increase of conversion reserve over investments and purchase appreciation in the amount of Ch$39,995 million, the decrease of other reserves by Ch$8,241 million, the decrease of the interim dividend accounting in 2008 for Ch$29,773 million and the accounting of the minimum dividend for 2009 by Ch$160,433 million.

The minorities participation increase in Ch$226,349 million, as a consequence of the conversion net effects, minimum dividend, coverage derivatives reserves and minorities net income.

Pg. 21

PRESS RELEASE Nine months 2009

DEBT MATURITY WITH THIRD PARTIES, MILLION CH$

Table 9

								TOTAL

Million Ch$	2009	2010	2011	2012	2013	2014	Balance

Chile	90,515	228,277	120,589	21,355	231,946	388,274	909,108	1,990,063

Enersis	83,497	30,736	2,081	2,201	2,327	269,940	223,101	613,883
Chilectra	405	-	-	-	-	-	-	405
Other (*)	5,065	2,950	167	-	1,290	-	-	9,473
Endesa Chile (**)	1,547	194,590	118,341	19,154	228,329	118,334	686,007	1,366,303

Argentina	33,521	77,269	59,006	18,440	14,030	7,836	-	210,102

Edesur	105	26,888	13,355	5,195	415	269	-	46,227
Costanera	19,785	33,658	22,719	13,245	13,615	7,567	-	110,589
Chocon	13,631	16,723	22,932	-	-	-	-	53,286
Hidroinvest	-	-	-	-	-	-	-	-
CTM	-	-	-	-	-	-	-	-
Tesa	-	-	-	-	-	-	-	-

Peru	10,550	44,440	68,499	101,618	53,356	52,152	96,808	427,422

Edelnor	314	10,419	36,694	31,992	27,347	27,846	38,094	172,706
Edegel	10,236	34,021	31,805	69,625	26,009	24,306	58,714	254,717

Brazil	93,433	191,608	267,439	248,536	91,727	48,262	33,339	974,344

Endesa Brasil	53,538	-	-	-	-	-	-	53,538
Coelce	6,336	41,217	70,330	57,262	47,057	39,645	9,672	271,520
Ampla	30,346	81,379	126,975	122,133	37,123	538	2,228	400,721
Cachoeira	-	-	-	-	-	-	-	-
Cien	1,336	63,703	63,546	62,089	-	-	-	190,674
Fortaleza	1,877	5,310	6,589	7,051	7,547	8,079	21,439	57,893

Colombia	101,307	161,220	101,153	95,176	45,238	110,048	397,541	1,011,683

Codensa	11,239	93,785	56,196	9,475	45,238	70,245	132,482	418,659
Emgesa	90,068	67,435	44,957	85,701	-	39,804	265,059	593,023

TOTAL	329,325	702,814	616,685	485,125	436,297	606,573	1,436,797	4,613,614

DEBT MATURITY WITH THIRD PARTIES, THOUSAND US$

Table 9.1

								TOTAL

Thousand US$	2009	2010	2011	2012	2013	2014	Balance

Chile	164,465	414,777	219,109	38,802	421,444	705,490	1,651,843	3,615,930

Enersis	151,714	55,848	3,781	3,998	4,228	490,479	405,373	1,115,421
Chilectra	735	-	-	-	-	-	-	735
Other (*)	9,204	5,361	304	-	2,343	-	-	17,212
Endesa Chile (**)	2,811	353,568	215,024	34,803	414,872	215,011	1,246,470	2,482,562

Argentina	60,907	140,397	107,213	33,506	25,493	14,238	-	381,754

Edesur	190	48,855	24,266	9,440	754	488	-	83,994
Costanera	35,949	61,156	41,280	24,066	24,738	13,750	-	200,940
Chocon	24,768	30,385	41,667	-	-	-	-	96,820
Hidroinvest	-	-	-	-	-	-	-	-
CTM	-	-	-	-	-	-	-	-
Tesa	-	-	-	-	-	-	-	-

Peru	19,169	80,747	124,462	184,638	96,947	94,760	175,899	776,623

Edelnor	570	18,932	66,672	58,130	49,689	50,596	69,216	313,805
Edegel	18,599	61,815	57,790	126,509	47,258	44,164	106,683	462,818

Brazil	169,766	348,151	485,934	451,588	166,668	87,692	60,577	1,770,376

Endesa Brasil	97,277	-	-	-	-	-	-	97,277
Coelce	11,513	74,892	127,788	104,044	85,503	72,036	17,574	493,349
Ampla	55,138	147,864	230,712	221,916	67,451	977	4,049	728,107
Cachoeira	-	-	-	-	-	-	-	-
Cien	2,428	115,747	115,462	112,816	-	-	-	346,452
Fortaleza	3,410	9,648	11,972	12,812	13,713	14,680	38,955	105,191

Colombia	184,074	292,936	183,793	172,934	82,197	199,957	722,329	1,838,220

Codensa	20,421	170,407	102,107	17,215	82,197	127,634	240,718	760,701
Emgesa	163,652	122,529	81,686	155,719	-	72,323	481,610	1,077,519

TOTAL	598,381	1,277,008	1,120,512	881,468	792,748	1,102,138	2,610,649	8,382,903

(*) Includes: CAM (**) Includes: Endesa Chile, Pangue, Pehuenche, San Isidro, Celta and Túnel El Melón.

Pg. 22

PRESS RELEASE Nine months 2009

EVOLUTION OF KEY FINANCIAL RATIOS

Table 10

Indicator	Unit	2008	9M 09	Var 08-09	Chg %

Liquidity	Times	1.09	1.40	0.31	28.4%
Acid ratio test *	Times	1.05	1.34	0.29	27.6%
Working capital	million Ch$	243,306	862,691	619,385	254.6%
Working capital	th. US$	442,084	1,567,503	1,125,418	254.6%
Leverage **	Times	1.31	1.11	(0.20)	(15.3%)
Short-term debt	%	33.9	29.3	(4.62)	(13.6%)
Long-term debt	%	66.1	70.7	4.62	7.0%

* Current assets net of inventories and pre-paid expenses ** Using the ratio = Total debt / (equity + minority interest)

Indicator	Unit	9M 08	9M 09	Var 08-09	Chg %

Financial Expense Coverage***	Times	3.87	5.45	1.58	40.7%
Op.Income / Op.Rev.	%	28.0	32.1	4.07	14.5%
ROE	%	16.0	20.3	4.28	26.8%
ROA	%	7.8	9.8	2.05	26.4%

***EBITDA/Interest Expenses

Liquidity index as of September, 2009 was 1.40, an improvement of 0.31 or an equivalent of 28.4% compared to December, 2008. This shows a company that continually presents a strong liquidity position, maintaining its bank borrowings and financing its investments with its cash surpluses and having a satisfactory debt maturity pattern.

Leverage ratio was 1.11, reflecting a reduction of 0.20 regarding December, 2008.

Financial expense coverage increased 1.58 times or an equivalent 40.7%, going from 3.87 in September 2008 to 5.45 for the current period. The above is the result of a significant increase in EBITDA achieved by the company over the current period and to the stabilization of debt service costs, mainly due to a positive UF effect.

Operating Income over Operating Revenues profitability increased 14.5%, reaching a 32.1% in September, 2009.

The annual ROE of the Parent Company increase from 16.0% to 20.3% in September, 2009. This increase is derived from higher results from the period despite an increase in Parent Company equity.

Annual ROA went from 7.8% as of September 2008 to 9.8% in September 2009, situation which also reflects the improved current period result, together with a decline in assets.

Pg. 23

PRESS RELEASE Nine months 2009

CONSOLIDATED STATEMENTS OF CASH FLOWS ANALYSIS

UNDER IFRS

Table 11

CASH FLOW	Million Ch$				Thousand US$

	9M 08	9M 09	Var 08-09	Chg %	9M09

CASH FLOWS PROVIDED BY OPERATING ACTIVITIES

Net income (loss) for the year	750,945	1,041,897	290,952	38.7%	1,893,119

Adjustments to reconcile with the gain (loss) of the operations, total	518,747	457,333	(61,414)	(11.8%)	830,971

Net cash from operating activities before non monetary adjustment	1,269,691	1,499,230	229,539	18.1%	2,724,090
Depreciation	307,495	321,244	13,749	4.5%	583,698
Amortization of intangibles	6,590	10,044	3,454	52.4%	18,250
Foreign Exchange losses	(1,857)	23,611	25,468	-	42,900

Gain (loss) for decrease in the non current assets account not available for sale	(6,614)	(393)	6,221	94.1%	(714)
Participation in Gain (loss) of Investments	254	251	(3)	(1.4%)	456
Provisions	27,305	46,837	19,532	71.5%	85,102
Reversal of not used provision	(2,541)	(10,075)	(7,534)	-	(18,306)
Provisions used	(19,566)	(19,920)	(354)	(1.8%)	(36,195)
Increase (decrease) on assets for deferred taxes	(11,014)	6,669	17,683	160.6%	12,118
Increase (decrease) on liabilities for deferred taxes	(2,639)	(8,911)	(6,272)	-	(16,191)
Other non monetary adjustments	(248)	(13,082)	(12,834)	-	(23,769)
Total Non monetary adjustments:	297,164	356,274	59,110	19.9%	647,348
Net cash from operating activities before changes in working capital	1,566,856	1,855,505	288,649	18.4%	3,371,438
Increase (decrease) in inventory	(123)	(6,054)	(5,931)	-	(10,999)
Increase (decrease) in sundry debtors and other accounts receivable	(62,243)	(2,841)	59,402	95.4%	(5,162)
Increase (decrease) in prepaid expenses	794	(2,450)	(3,244)	-	(4,452)
Decrease (increase) in other assets	60,565	129,166	68,601	113.3%	234,694
Increase (decrease) in sundry creditors and other accounts payable	(11,808)	(200,355)	(188,547)	-	(364,043)
Increase (decrease) on deferred income	22,496	7,221	(15,275)	(67.9%)	13,121
Increase (decrease) on acruances	(2,886)	(5,302)	(2,416)	(83.8%)	(9,634)
Decreased (increase) in income tax payable	(181,144)	(297,402)	(116,258)	(64.2%)	(540,377)
Decreased (increase) in employee benefits	29,478	11,079	(18,399)	(62.4%)	20,131
Decreased (increase) in other disbursements	(5,232)	12,419	17,651	-	22,565
Changes in working capital	(150,104)	(354,518)	(204,414)	(136.2%)	(644,156)
Payments of Dividends classified as operational	(4,350)	(12,516)	(8,166)	(187.8%)	(22,742)
Interest received	4,158	1,421	(2,737)	(65.8%)	2,581
Interest paid	(34,983)	(27,127)	7,856	22.5%	(49,290)
Income taxes received	3,263	195	(3,068)	(94.0%)	354
Income taxes paid	(20,274)	(44,551)	(24,277)	(119.7%)	(80,949)
Other gains (losses) from other operating activities	(659)	(467)	192	29.1%	(849)
Cash generated by the operating activities	(52,844)	(83,046)	(30,202)	(57.2%)	(150,895)

NET CASH FLOW FROM OPERATING ACTIVITIES	1,363,908	1,417,941	54,033	4.0%	2,576,387

Pg. 24

PRESS RELEASE Nine months 2009

UNDER IFRS

Cont. Table 11

NET CASH FLOW FROM OPERATING ACTIVITIES	1,363,908	1,417,941	54,033	4.0%	2,576,387

CASH FLOWS PROVIDED BY INVESTING ACTIVITIES					-

Proceeds from the sale of plant and equipment	7,872	13,918	6,046	76.8%	25,290
Proceeds from the sale of intangible assets	-	756	756	-	1,374
Proceeds from the sale of other financial assets	7,731	-	(7,731)	(100.0%)	-
Other cash flows from investment activities	100,520	17,559	(82,961)	(82.5%)	31,905
Dividends received	2,298	2,672	374	16.3%	4,855
Interest received	1,127	2,444	1,317	116.9%	4,440
Acquisition of property, plant and equipment	(515,568)	(495,446)	20,122	3.9%	(900,221)
Payments for the acquisition of property, plant and equipment	(203)	(92)	111	54.8%	(167)
Acquisition of pintangible assets	(5,351)	(4,557)	794	14.8%	(8,279)
Payments for the acquisition of associates	-	(23,744)	(23,744)	-	(43,143)
Provided loans to related companies	(27,299)	(6,285)	21,014	77.0%	(11,421)
Other cash flows from investing activities	(3,639)	(22,110)	(18,471)	-	(40,174)

NET CASH FLOW FROM INVESTING ACTIVITIES	(432,513)	(514,884)	(82,025)	(19.0%)	(935,541)

CASH FLOWS PROVIDED BY FINANCING ACTIVITIES					-

Proceeds from the issuance of equity	-	-	-	-	-
Proceeds from loans	765,529	519,458	(246,071)	(32.1%)	943,851
Proceeds from the issue of other financial liabilities	9,221	155,184	145,963	-	281,968
Proceeds from other financial sources	19,973	21,310	1,337	6.7%	38,720
Repayment/ drawing of borrowings	(665,279)	(635,373)	29,906	4.5%	(1,154,468)
Repayment/ drawing of other financial liabilitites	(259,793)	(355,885)	(96,092)	(37.0%)	(646,640)
Repayment of finance lease liabilities	(5,253)	(2,928)	2,325	44.3%	(5,320)
Loans repayments to related companies	(1,515)	(1,475)	40	2.6%	(2,681)
Interest paid classified as financial	(196,184)	(162,844)	33,340	17.0%	(295,887)
Dividends paid	(293,174)	(331,902)	(38,728)	(13.2%)	(603,064)
Other cash flows from financing activities	(94,779)	(26,248)	68,531	72.3%	(47,693)

NET CASH FLOW FROM FINANCING ACTIVITIES	(721,253)	(820,704)	99,451	(13.8%)	(1,491,214)

Net increase (decrease) in cash and cash equivalents	210,142	82,352	(127,790)	(60.8%)	149,633

Effects of exchange rate fluctuations on cash held	(13,007)	(70,751)	(57,744)	-	(128,555)

Effects of consolidation adjustments on cash held	-	-	-	-	-

Cash and cash equivalents at begining of period	588,877	1,318,062	729,185	123.8%	2,394,908

Cash and cash equivalents at end of period	786,012	1,329,662	543,650	69.2%	2,415,986

The company generated a positive cash flow of Ch$82,352 million for the period, which can be broken down as follows:

Operating activities generated a positive net cash flow of Ch$1,417,941 million that represents an increase of 4.0% regarding last year’s. This cash flow is composed primarily with net income of the period for Ch$1,041,897 million, adjustments to reconcile the operating flow for Ch$457,333 million, adjustments that do not affect the cash flow for Ch$356,274 million mainly for fixed asset depreciation, the decrease in working capital for Ch$354,517 million and the utilization of flows in other operating activities for Ch$83,046 million.

Investment activities generated a net negative cash flow of Ch$514,884 million, that compared to the same period of the preceding year represents a decrease of 19.0% or Ch$ 82,371 million. This outflame corresponds primarily to the incorporation of fixed assets and intangibles for Ch$500,094 million, investments in related companies for Ch$23,744 million, other disposal in investments for Ch$22,110 million and payments to other companies for Ch$6,285 million, the above offset by investments related flows for Ch$22,675 million and fixed assets and intangible sales for Ch$14,674 million.

Financing activities originated a negative cash flow of Ch$820,704 million, due to loans payments for Ch$635.373 million, dividends payments for $331,902 million, interest payments for Ch$162,844 million and other financing disposal for Ch$386,537 million. The previous was partially compensated for new loans for Ch$519,458 million and bonds issuance for Ch$155,184 million and other sources of financing for $21,309 million.

Pg. 25

PRESS RELEASE Nine months 2009

CASH FLOW RECEIVED FROM FOREIGN SUBSIDIARIES BY ENERSIS, CHILECTRA AND ENDESA CHILE

Table 13

	Interest Received			Dividends Received				Total Cash Received
	Millions Ch$		Thousand US$	Millions Ch$		Thousand US$	Millions Ch$		Thousand US$

	9M 08	9M 09	9M 09	9M 08	9M 09	9M 09	9M 08	9M 09	9M 09

Argentina	585	594	1,080	184	4,480	8,140	769	5,074	9,220
Peru	-	-	-	8,055	12,646	22,978	8,055	12,646	22,978
Brazil	-	6,529	11,864	29,729	16,851	30,619	29,729	23,381	42,483
Colombia	-	-	-	30,074	34,509	62,703	30,074	34,509	62,703
Chile	-	-		-	-		-	-	-

Total	585	7,124	12,944	68,043	68,487	124,440	68,627	75,611	137,384

Source: Internal Financial Report

CAPEX AND DEPRECIATION

Table 14

	Payments for Additions of Fixed assets			Depreciation

	Million Ch$		Thousand US$	Million Ch$		Thousand US$
Million Ch$	9M 08	9M 09	9M 09	9M 08	9M 09	9M 09

Endesa Chile	181,956	234,599	426,264	142,122	144,052	261,741
Cachoeira (*)	-	814	1,479	5,210	5,086	9,241
Endesa Fortaleza (**)	844	-	-	5,492	5,627	10,224
Cien (**)	0	-	-	10,653	12,985	23,594
Chilectra S.A.	43,982	16,571	30,110	15,016	14,886	27,047
Edesur S.A.	46,572	41,229	74,913	12,105	12,251	22,260
Edelnor S.A.	23,189	26,194	47,595	13,750	14,888	27,052
Ampla	77,353	71,493	129,902	33,851	36,492	66,306
Coelce	98,232	60,900	110,654	26,507	30,239	54,944
Codensa S.A.	36,993	38,314	69,616	38,393	40,441	73,480
Cam Ltda.	1,618	2,019	3,669	1,363	1,349	2,452
Inmobiliaria Manso de Velasco Ltda.	1,400	675	1,227	188	184	334
Synapsis Soluciones y Servicios Ltda.	2,283	2,108	3,831	2,008	1,911	3,471
Holding Enersis y sociedades de Inversión	1,146	529	(1,111)	839	853	1,550

Total	515,568	495,446	898,149	307,495	321,244	583,698

(*) Consolidated by Enersis through Endesa Brasil since October 1st , 2005.

Pg. 26

PRESS RELEASE Nine months 2009

THE PRINCIPAL RISKS ASSOCIATED TO THE ACTIVITIES OF THE ENERSIS GROUP

The Group’s activities are subject to a broad range of governmental standards, and any modification of such standards may affect the Group’s activities, economic situation and operating results.

The Group’s operating subsidiaries are subject to a broad range of rules regarding tariffs and other issues that govern their activities, both in Chile and other countries in which we operate. As a result, the introduction of new laws and regulations, such as amendments to current laws and standards, could impact our activities, economic situation and operating results.

On occasions, these new laws and standards modify aspects of the regulations that can affect existing rights which, in such event, could have adverse effects on future Group accounts.

The Group’s activities are subject to broad environmental regulations that Enersis has complied permanently. Eventual modifications to these issues could affect activities, the economic situation and operating results.

Enersis and its operating subsidiaries are subject to environmental standards that, among others, require that environmental impact studies should be carried out regarding future projects, together with the acquisition of licenses, permits and other mandatory approvals as well as compliance with all the requirements provided for in such licenses, permits and standards. As with any other regulated company, Enersis cannot guarantee:

- That the public authorities will approve such environmental impact studies;

- That public opposition will not lead to delays and modifications of any submitted project;

- That the laws and standards will not be amended or interpreted in such a way that could increase compliance expense or that operation, plants and plans of the companies in which the Group participates are affected.

The Group’s commercial policies have been planned so that eventual impacts arising from changes in hydrological conditions are reduced.

The Enersis Group’s operations include hydroelectric generation and therefore depend at all times on the existing hydrological conditions in the broad geographic zones in which the Group’s hydroelectric generating plants are located. If hydrological conditions produce drought or other conditions that negatively influence, the results of these hydroelectric generation activities, results could be adversely impacted. Thus Enersis has decided, as part of its commercial policy, not to commit its total capacity. Moreover, the electricity business has been impacted by atmospheric conditions that could condition consumption. Depending on the weather conditions, differences in the business margins can occur.

The financial situation and operating results can be impacted adversely if exposure to risks such as interest rates, the price of commodities and the exchange rate are not managed efficiently.

Pg. 27

PRESS RELEASE Nine months 2009

Interest Rate Risk

Interest rate variations modify the reasonable value of those assets and liabilities that accrue a fixed interest rate, as well as the future flow of assets and liabilities pegged to a variable interest rate.

The purpose of interest rate exposure management is to achieve an adequate balance in debt structures, thereby minimizing debt costs with reduced volatility on financial results.

Consistent with current interest rate hedging policy, the portion of fixed and/or secured debt rate over the total net debt was 39% as of September, 2009.

Depending on the Group’s forecasts and debt structure objectives, hedging transactions take place through contracted derivatives that mitigate these risks. The instruments currently used to comply with this policy are collars, that ensure the Libor rate within a specific band, or simply interest rate swaps that from variable to fixed rates.

The Enersis Group’s financial debt structure according to fixed, secured or variable rate, after contracted derivatives, is the following:

Net position:

	12/31/2008	09/30/2009
Fixed interest rate	46%	36%
Protected interest rate	3%	3%
Variable interest rate	51%	61%
Total	100%	100%

Exchange rate risks:

The exchange rate risks are mainly related to the following transactions:

- Foreign currency debts contracted by Group’s companies.

- Payments made on international markets for the acquisition of projects related materials.

- Group companies incomes directly linked to the evolution of the dollar.

- Cash flows from subsidiary companies to headquarters in Chile are exposed to exchange rate fluctuations.

In order to mitigate exchange rate risks, the Enersis Group’s exchange rate hedging policy is based on cash flows and it strives to maintain a balance between the flows indexed to United States dollar and the asset and liability levels in such currency.

Currency swaps and exchange rate forwards are the instruments currently used in compliance with this policy. Likewise, the policy strives to refinance debts in each company’s functional currency.

Pg. 28

PRESS RELEASE Nine months 2009

Commodities Risks:

The Enersis Group is exposed to price fluctuation risks on some commodities, basically through:

- Fuel purchases for the electrical power generating process.

- Energy buying-selling transactions on local markets.

The Company has not executed commodity derivates transactions aimed to managing fuel fluctuations. However, the Company is always analyzing and verifying the convenience of this kind of hedges, so we cannot discard this kind of transactions can be performed in the future.

With the objective of reducing risks in extreme drought situations, the company has designed a trading policy that defines sales commitment levels consistent with its generating plants’ sound energy capacity in a dry year and includes risk mitigation clauses in some contracts with non regulated clients.

Liquidity Risks:

In engaging committed long term borrowing facilities and short term financial investments the Group maintains a consistent liquidity policy, for the adequate amounts required to support projected needs for the period, contingent with the situation and the expectations of the debt and equity markets.

The aforementioned projected needs include net financial debt maturities that are after including financial derivatives. For further detail on the characteristics and conditions of these financial derivatives, see note 19 to the Consolidated Financial Statements.

As of September, 2009, the Enersis Group held liquidity in the amount of Ch$ 1,329,662 million in cash and cash equivalent and Ch$110,072 million in available credit lines. As of December 31, 2008, the Group’s liquidity totaling was Ch$1,318,062 million in cash and cash equivalent and Ch$ 127,290 million in available credit lines.

Credit Risks

Given the current economic climate, the Group has been carefully following the credit risk standing.

- Trade Accounts Receivable:

Credit risk in accounts receivable, originating from trading activities, is historically very limited given that the short collection term conditions to customer doesn’t allows them to individually accumulate significant amounts. Additionally, in the case of the so called “unregulated clients” of our electricity generation and distribution business, a formal procedure is applied to control the credit risk, using a systematic evaluation of our counterparties, index definition and credit risk factors by virtue of which the contracts are approved or additional guarantee demands are defined.

Furthermore, in our electricity generating business line, in the event of non-payment, some countries allow power supply cut-offs, and in almost all contracts such lack of payment is established as cause for contract termination. To this end, credit risks are constantly monitored and the maximum amounts exposed to payment risks are measured, which, as has been said, are limited.

Pg. 29

PRESS RELEASE Nine months 2009

In turn, in our electricity distribution business line, the energy supply cut-off is, in all cases, a power held by our companies when faced with default by our customers, applied in accordance with the regulation in force in each country, enabling the credit risk evaluation and control process, which in fact is also limited.

- Financial Assets:

Surplus cash flow investments are placed in prime national and foreign financial entities (with an investment grade equivalent risk rating) with established limits set for each entity (not more than 30% per entity).

In the selection of banks for investment, consideration is given to those that hold two investment grade classifications, considering the three main international risk agencies (Moody’s, S&P and Fitch).

Positions are backed up by treasury bonds from the country of operations and instruments issued by the most reputable banks, favoring, wherever possible, the first ones.

Derivatives are engaged through highly solvent entities such that about 90% of operations are carried out with entities that hold an A or higher rating.

Risk Measurement

The Enersis Group measures the Value at Risk of its debt and financial derivatives positions with a view to guaranteeing that the risk taken by the company remains consistent with the risk exposure defined by Management, thus restricting the volatility of its financial results.

The positions portfolio used in the calculations of the current Value at Risk is comprised of:

- Debt

- Financial Derivatives

The calculated Value at Risk represents the possible value loss of the aforementioned positions portfolio over one day time horizon with 95% probability. To this end the volatility of the risk variables that affect the value of the positions portfolio has been studied, including:

- The U.S. dollar Libor interest rate.

- The usual banking local indexes for debts, and taking into account the different currencies our companies operate under.

- The exchange rates of the different currencies involved in the calculation.

The Value at Risk calculation, using the Montecarlo methods, is based on generating possible future scenarios (on a one-day time horizon) of the risk variables of the market values (both spot and timed). The number of scenarios generated ensures observance of the simulation’s convergence criteria. In the simulated scenarios of future prices the volatilities matrix and the correlations between the different risk variables calculated on historic price logarithmic returns are applied.

Pg. 30

PRESS RELEASE Nine months 2009

Once the price scenarios have been generated, the portfolio’s reasonable value is calculated for each one of the scenarios, generating an allotment of possible one-day values. The one-day Risk Value, calculated with a 95% of confidence, is rated as a 5% percentile of the possible increases of the portfolio’s reasonable value for one day.

The valuation of the diverse debt and financial derivative positions in the calculation has been consistent with the economic equity calculation method reported to Management.

In view of the aforementioned hypothesis, the Value at Risk of the positions mentioned above, broken down by type of position, is detailed in the following table:

Financial positions:	31/12/2008	30/09/2009
	Th Ch$	Th Ch$
Interest rates	23,540,519	25,278,706
Exchange rates	4,895,885	3,428,717
Correlations	(5,437,842)	(9,071,962)
Total	22,998,562	19,635,461

Value at Risk positions have evolved during the 1st semester of 2009, as a function of the expiration/initiation of operations throughout the period.

Other Risks

A portion of Enersis and Endesa Chile’s debt is subject to cross default provisions. If certain defaults in debt of certain specific subsidiaries are not remedied within specified grace periods, a cross default could affect Endesa Chile and Enersis, and under certain scenarios, debts at the holding company level could be accelerated.

Nonpayment – after any applicable grace period – of the debts of Enersis and Endesa Chile, or their so-called Relevant Subsidiaries, with an individual principal amount outstanding in excess of US$ 50 million dollars (or its equivalent in other currencies), and with a missed payment also in excess of US$ 50 million dollars, could give rise to a cross default of several bank revolving debt facilities at the Endesa Chile and Enersis levels. Furthermore, some of these debt facilities are also subject to cross acceleration provisions in the event of a default in other Relevant Subsidiary debt, for reasons other than payment default, for events such as bankruptcy, insolvency proceedings, and materially adverse governmental or legal actions, in all cases for amounts in excess of US$ 50 million dollars.

Similarly, nonpayment – after any given applicable grace period - of the debts of these companies or any of their Chilean subsidiaries, in single indebtedness in default with a principal in excess of US$ 30 million dollars, could potentially give rise to a cross default of Enersis and Endesa Chile Yankee bonds.

There are no clauses in the credit agreements by which changes in the corporate or debt classification of these companies from risk classification agencies could trigger prepayments. Nevertheless, a modification in the Standard & Poor’s (S&P) debt risk classification in foreign currency could trigger a change in the margin applicable to determine the interest rate, in the credit loans issued in 2004 and 2006.

Pg. 31

PRESS RELEASE Nine months 2009

BOOK VALUE AND ECONOMIC VALUE OF ASSETS

Regarding the more important assets, the following should be mentioned:

Properties, Plants and Equipment are valued at their purchase cost, net of the corresponding accumulated depreciation and impairment loss they have been subject to. Properties, Plants and Equipment, net of their residual value, if applicable, are depreciated by linearly distributing the cost of their different elements along the estimated years of useful life, which is the period that the companies expect to use them. The useful life is reviewed regularly.

The capital gain (lower investments or goodwill value) generated by consolidation represents the acquisition cost surplus on the Group’s share in terms of the reasonable value of assets and liabilities, including the identifiable contingent liabilities of a Subsidiary at the time of acquisition. Capital gain is not amortized, rather at the closing of each accounting period an assessment is made of whether any impairment has occurred during the period that could reduce its recoverable value to an amount below the registered net cost, proceeding in this event to make a timely impairment adjustment (See Note 3.d to the Consolidated Financial Statements).

Throughout the fiscal year and in particular at the date of closing, an assessment is made as to any indication of possible loss due to the impairment of any asset. In the event of any such indication, an estimate of the recoverable sum of said asset is made to determine, if applicable, the depreciated amount. If this involves identifiable assets that do not originate independent cash flows, the recoverability of the Cash Generating Unit that the asset belongs to is estimated, understanding as such the smaller Group of identifiable assets that generate independent cash incomes. As a result of this assessment, it has been determined that there is no impairment associated to businesses acquired, with the exception of the investment of our joint subsidiary Gas Atacama Holding Ltda., whose proof of depreciation determined that during 2007 the value recovered from said investment was in fact lower than its book value, thereby making provision for such.

Assets expressed in foreign currency are submitted at the prevalent exchange rate at the closing of the period.

Notes and accounts receivable from related companies are classified according to their short and long term maturities. These operations are adjusted according to prevalent market equity conditions.

In summary, assets are valued according to the International Financial Reporting Standards, whose criteria are expressed in Note 3 of the Consolidated Financial Statements.

Pg. 32

PRESS RELEASE Nine months 2009

ARGENTINA

GENERATION

ENDESA COSTANERA

Operating Income decrease mainly due to higher operating costs explained by higher fuel costs, partially offset by higher energy sales.

Table 15

Endesa Costanera	Million Ch$				Thousand US$

	9M 08	9M 09	Var 08-09	Chg %	9M 09

Operating Revenues	189,711	201,586	11,875	6.3%	366,280
Operating Costs	(151,758)	(169,174)	(17,416)	(11.5%)	(307,387)
Gross Profit	37,953	32,412	(5,541)	(14.6%)	58,892
Other Costs	(10,246)	(13,513)	(3,267)	(31.9%)	(24,552)

Gross Operating Income (EBITDA)	27,707	18,899	(8,808)	(31.8%)	34,340

Depreciation and Amortization	(12,222)	(14,477)	(2,256)	(18.5%)	(26,305)

Operating Income	15,486	4,422	(11,064)	(71.4%)	8,035

Figures may differ from those accounted under Argentine GAAP.

Additional Information

Table 16

Endesa Costanera	9M 08	9M 09	Var 08-09	Chg %

GWh Produced	6.245	6.715	470	7,5%
GWh Sold	6.246	6.745	499	8,0%
Market Share	7,9%	8,6%	-	9,3%

Pg. 33

PRESS RELEASE Nine months 2009

EL CHOCÓN

Operating Income increase due to improved dam levels providing better water availability increasing GWh sold.

Table 17

El Chocón	Million Ch$				Thousand US$

	9M 08	9M 09	Var 08-09	Chg %	9M 09

Operating Revenues	27,999	47,810	19,811	70.8%	86,870
Operating Costs	(12,833)	(13,726)	(893)	(7.0%)	(24,939)
Gross Profit	15,166	34,084	18,918	124.7%	61,931
Other Costs	(2,789)	(3,840)	(1,051)	(37.7%)	(6,977)

Gross Operating Income (EBITDA)	12,377	30,244	17,868	144.4%	54,954

Depreciation and Amortization	(2,420)	(2,604)	(184)	(7.6%)	(4,732)
Operating Expenses	(18,042)	(20,170)	(2,128)	(11.8%)	(36,648)

Operating Income	9,957	27,640	17,683	177.6%	50,222

Figures may differ from those accounted under Argentine GAAP.

Additional Information

Table 18

El Chocón	9M 08	9M 09	Var 08-09	Chg %

GWh Produced	1.107	2.628	1.520	137,3%
GWh Sold	1.652	2.904	1.252	75,8%
Market Share	2,1%	3,7%	-	78,0%

Pg. 34

PRESS RELEASE Nine months 2009

DISTRIBUTION

EDESUR

Operating income increased mainly due to higher average sale prices as a consequence of tariffs adjustments applied in July 2008.

Table 19

Edesur	Million Ch$				Thousand US$

	9M 08	9M 09	Var 08-09	Chg %	9M 09

Operating Revenues	223,526	252,188	28,662	12.8%	458,223
Operating Costs	(109,979)	(120,257)	(10,278)	(9.3%)	(218,506)
Gross Profit	113,546	131,931	18,384	16.2%	239,717
Other Costs	(72,396)	(88,019)	(15,624)	(21.6%)	(159,931)

Gross Operating Income (EBITDA)	41,151	43,911	2,761	6.7%	79,787

Depreciation and Amortization	(12,105)	(12,638)	(534)	(4.4%)	(22,964)

Operating Income	29,046	31,273	2,227	7.7%	56,823

Figures may differ from those accounted under Argentine GAAP.

Additional Information

Table 20

Edesur	9M 08	9M 09	Var 08-09	Chg %

Customers (Th)	2,253	2,288	36	1.6%
GWh Sold	12,148	12,099	(49)	(0.4%)
Clients/Employee	861	862	2	0.2%

Energy Losses %	10.6%	10.5%	(0.1%)	(0.9%)

Pg. 35

PRESS RELEASE Nine months 2009

BRAZIL

GENERATION

CACHOEIRA

Operating Income decreased due to lower market sales prices mainly explained by better hydrological conditions in Brazil compared to higher prices in 2008.

Table 21

Cachoeira	Million Ch$				Thousand US$

	9M 08	9M 09	Var 08-09	Chg %	9M 09

Operating Revenues	114,758	64,691	(50,067)	(43.6%)	117,543
Operating Costs	(20,935)	(17,263)	3,673	17.5%	(31,366)
Gross Profit	93,822	47,429	(46,394)	(49.4%)	86,177
Other Costs	(4,349)	(4,859)	(510)	(11.7%)	(8,829)

Gross Operating Income (EBITDA)	89,473	42,570	(46,904)	(52.4%)	77,349

Depreciation and Amortization	(5,250)	(5,112)	138	2.6%	(9,288)

Operating Income	84,224	37,458	(46,766)	(55.5%)	68,061

Figures may differ from those accounted under Brazilian GAAP.

Additional Information

Table 22

Cachoeira	9M 08	9M 09	Var 08-09	Chg %

GWh Produced	2,616	2,194	(423)	(16.2%)
GWh Sold	3,154	2,769	(385)	(12.2%)
Market Share	1.0%	1.0%	-	(5.0%)

FORTALEZA (CGTF)

Operating Income increased mainly due to lower energy purchased costs, as a consequence of lower market prices.

Table 23

Fortaleza	Million Ch$				Thousand US$

	9M 08	9M 09	Var 08-09	Chg %	9M 09

Operating Revenues	84,749	100,079	15,330	18.1%	181,843
Operating Costs	(53,066)	(51,578)	1,489	2.8%	(93,717)
Gross Profit	31,682	48,501	16,819	53.1%	88,126
Other Costs	(5,635)	(6,817)	(1,182)	(21.0%)	(12,387)

Gross Operating Income (EBITDA)	26,047	41,684	15,637	60.0%	75,739

Depreciation and Amortization	(5,492)	(5,627)	(135)	(2.5%)	(10,224)

Operating Income	20,555	36,057	15,502	75.4%	65,515

Figures may differ from those accounted under Brazilian GAAP.

Pg. 36

PRESS RELEASE Nine months 2009

Additional Information

Table 24

Fortaleza	9M 08	9M 09	Var 08-09	Chg %

GWh Produced	72	251	178	245.7%
GWh Sold	2,014	2,329	315	15.6%
Market Share	0.7%	0.8%	-	17.8%

TRANSMISSION

CIEN

Operating Income increased mainly due to contracts sign to export energy to Uruguay and Argentina, initiating this activity in February, compared to the previous year when exports to Argentina only started in April.

Table 25

Cien	Million Ch$				Thousand US$

	9M 08	9M 09	Var 08-09	Chg %	9M 09

Operating Revenues	52,213	84,192	31,980	61.2%	152,977
Operating Costs	(1,997)	(1,522)	475	23.8%	(2,766)
Gross Profit	50,215	82,670	32,454	64.6%	150,211
Other Costs	(6,712)	(7,095)	(382)	(5.7%)	(12,891)

Gross Operating Income (EBITDA)	43,503	75,575	32,072	73.7%	137,320

Depreciation and Amortization	(10,671)	(13,014)	(2,343)	(22.0%)	(23,647)

Operating Income	32,832	62,561	29,729	90.5%	113,673

Figures may differ from those accounted under Brazilian GAAP.

Pg. 37

PRESS RELEASE Nine months 2009

Additional Information

DISTRIBUTION

AMPLA

Operating Income decrease mainly due to lower energy purchase-sales margin partially compensated by higher energy sales.

Table 26

Ampla	Million Ch$				Thousand US$

	9M 08	9M 09	Var 08-09	Chg %	9M 09

Operating Revenues	630,582	638,654	8,072	1.3%	1,160,429
Operating Costs	(370,829)	(385,557)	(14,728)	(4.0%)	(700,554)
Gross Profit	259,753	253,097	(6,656)	(2.6%)	459,875
Other Costs	(99,604)	(100,948)	(1,344)	(1.3%)	(183,422)

Gross Operating Income (EBITDA)	160,148	152,149	(7,999)	(5.0%)	276,453

Depreciation and Amortization	(34,442)	(37,539)	(3,097)	(9.0%)	(68,208)

Operating Income	125,706	114,610	(11,096)	(8.8%)	208,245

Figures may differ from those accounted under Brazilian GAAP.

Additional Information

Table 27

Ampla	9M 08	9M 09	Var 08-09	Chg %

Customers (Th)	2,449	2,511	62	2.5%
GWh Sold	6,816	6,895	79	1.2%
Clients/Employee	1,838	1,974	136	7.4%

Energy Losses %	20.3%	20.9%	0.6%	3.2%

Pg. 38

PRESS RELEASE Nine months 2009

COELCE

Operating Income increase mainly due to higher energy purchase-sales margin, VAD, physical sales and lower energy losses.

Table 28

Coelce	Million Ch$				Thousand US$

	9M 08	9M 09	Var 08-09	Chg %	9M 09

Operating Revenues	446,871	477,569	30,699	6.9%	867,740
Operating Costs	(260,962)	(282,228)	(21,266)	(8.1%)	(512,806)
Gross Profit	185,909	195,342	9,433	5.1%	354,934
Other Costs	(59,269)	(63,759)	(4,490)	(7.6%)	(115,850)

Gross Operating Income (EBITDA)	126,640	131,583	4,942	3.9%	239,085

Depreciation and Amortization	(27,292)	(31,017)	(3,724)	(13.6%)	(56,357)

Operating Income	99,348	100,566	1,218	1.2%	182,727

Figures may differ from those accounted under Brazilian GAAP.

Additional Information

Table 29

Coelce	9M 08	9M 09	Var 08-09	Chg %

Customers (Th)	2,803	2,934	132	4.7%
GWh Sold	5,505	5,706	201	3.6%
Clients/Employee	2,198	2,291	92	4.2%

Energy Losses %	11.8%	11.5%	(0.3%)	(2.5%)

Pg. 39

PRESS RELEASE Nine months 2009

CHILE

GENERATION

ENDESA CHILE

Consolidated Income Statement of Endesa Chile

Table 30

Endesa Chile		Million Ch$			Thousand US$

	9M 08	9M 09	Var 08-09	Chg %	9M 09

Operating Revenues	1.818.249	1.879.052	60.803	3,3%	3.414.223
Operating Costs	(966.934)	(773.507)	193.427	20,0%	(1.405.456)
Gross Profit	851.315	1.105.545	254.230	29,9%	2.008.767
Other Costs	(130.561)	(130.255)	306	0,2%	(236.672)

Gross Operating Income (EBITDA)	720.754	975.290	254.537	35,3%	1.772.095

Depreciations and Amortizations	(144.893)	(146.626)	(1.733)	(1,2%)	(266.418)

Operating Income	575.861	828.665	252.804	43,9%	1.505.677

Financial Result	(125.493)	(130.420)	(4.927)	(3,9%)	(236.972)
Interest Income	22.093	23.664	1.571	7,1%	42.997
Interest Expenses	(139.196)	(141.137)	(1.941)	(1,4%)	(256.444)
Income for Readjustment Items	(9.606)	11.363	20.969	218,3%	20.646
Exchange gains (losses)	1.215	(24.310)	(25.525)	(2100,3%)	(44.170)
Positive	12.664	16.016	3.352	26,5%	29.101
Negative	(11.448)	(40.326)	(28.877)	(252,2%)	(73.272)
Net Income from financial Items	(97.178)	(130.420)	(33.242)	(34,2%)	(237)
Share of profit of associates	66.014	69.495	3.481	5,3%	126.272
Income from Other Investments	(210)	(251)	(41)	(19,3%)	(456)
Income from asset sales	(170)	34	204	120,0%	62

Net Income before Taxes	516.001	767.523	251.522	48,7%	1.394.583

Income Tax	(118.527)	(143.438)	(24.911)	(21,0%)	(260.626)

Net Income before gains (losses) from discounted operations, net from taxes	397.474	624.085	226.610	57,0%	1.133.957

NET INCOME	397.474	624.085	226.610	57,0%	1.133.957

Parent Company	315.616	509.184	193.568	61,3%	925.184

Minority Holders	81.858	114.901	33.043	40,4%	208.774

*Includes generation subsidiaries in Chile, Argentina, Colombia and Peru.

Chilean Operations

The Operating Income in Chile reached an important increase. This growth is mainly explained by a drop in operating costs, resulting from improved hydrological conditions which result in lower fuel consumption and less energy purchases.

Pg. 40

PRESS RELEASE Nine months 2009

Table 31

Chilean Operations		Million Ch$			Thousand US$

	9M 08	9M 09	Var 08-09	Chg %	9M 09

Operating Revenues	1,145,388	1,070,213	(75,175)	(6.6%)	1,944,568
Operating Costs	(640,167)	(414,345)	225,822	35.3%	(752,861)
Gross Profit	505,221	655,868	150,647	29.8%	1,191,707
Other Costs	(59,745)	(51,402)	8,342	14.0%	(93,398)

Gross Operating Income (EBITDA)	445,476	604,466	158,989	35.7%	1,098,309

Depreciation and Amortization	374,691	532,578	157,888	42.1%	967,691

Operating Income	374,691	532,578	157,888	42.1%	967,691

Additional Information

Table 32

Chilean Companies	9M 08	9M 09	Var 08-09	Chg %

GWh Produced	15,667	16,068	401	2.6%
GWh Sold	15,882	16,071	189	1.2%
Market Share	37.0%	40.6%	-	9.8%

DISTRIBUTION

CHILECTRA

Operating Income decreased mainly due to lower physical energy sales and VAD index as a result of the November 2008 tariff setting.

Pg. 41

PRESS RELEASE Nine months 2009

Table 33

Chilectra	Million Ch$				Thousand US$

	9M 08	9M 09	Var 08-09	Chg %	9M 09

Operating Revenues	753,416	846,016	92,601	12.3%	1,537,205
Operating Costs	(565,141)	(654,091)	(88,950)	(15.7%)	(1,188,479)
Gross Profit	188,274	191,925	3,651	1.9%	348,727
Other Costs	(59,431)	(63,469)	(4,038)	(6.8%)	(115,323)

Gross Operating Income (EBITDA)	128,843	128,456	(387)	(0.3%)	233,404

Depreciation and Amortization	(15,072)	(16,973)	(1,900)	(12.6%)	(30,839)

Operating Income	113,771	111,484	(2,288)	(2.0%)	202,565

Financial Result	(8,973)	(283)	8,690	96.9%	(513)
Interest Income	12,042	11,832	(210)	(1.7%)	21,499
Interest Expense	(16,090)	(13,695)	2,395	14.9%	(24,884)
Income for Readjustment items	(2,814)	(55)	2,759	98.0%	(100)
Exchange gains (losses)	(2,111)	1,635	3,746	177.5%	2,971
Positive	1,990	3,080	1,090	54.8%	5,597
Negative	(4,101)	(1,445)	2,656	64.8%	(2,625)
Share of profit of associates	58,366	57,873	(493)	(0.8%)	105,155
Income from Other Investments	-	759	759	-	1,378
Income from assets sales	-	(331)	(331)	-	(602)

Net Income before Taxes	163,165	169,502	6,337	3.9%	307,983

Income Tax	(9,705)	(18,923)	(9,218)	(95.0%)	(34,383)

Net Income before gains (losses) from discounted operations, net from taxes	153,460	150,579	(2,881)	(1.9%)	273,600

NET INCOME	153,460	150,579	(2,881)	(1.9%)	273,600

Parent Company	153,491	148,668	(4,823)	(3.1%)	270,129

Minority Holders	(31)	1,910	1,942	6201.0%	3,471

Additional Information

Table 34

Chilectra	9M 08	9M 09	Var 08-09	Chg %

Customers (Th)	1,524	1,563	39	2.6%
GWh Sold	9,418	9,390	(28)	(0.3%)
Clients/Employee	2,056	2,141	85	4.1%
Energy Losses %	6.0%	6.0%	0.0%	0.0%

Pg. 42

PRESS RELEASE Nine months 2009

COLOMBIA

GENERATION

EMGESA

Operating Income increase explained by higher energy sale prices partially offset by higher energy purchases and fuel consumption. Despite of the less water availability generated energy increased 3.3% .

Table 35

Emgesa	Million Ch$				Thousand US$

	9M 08	9M 09	Var 08-09	Chg %	9M 09

Operating Revenues	290,493	374,771	84,278	29.0%	680,956
Operating Costs	(93,742)	(126,407)	(32,665)	(34.8%)	(229,681)
Gross Profit	196,751	248,364	51,613	26.2%	451,275
Other Costs	(17,966)	(22,023)	(4,057)	(22.6%)	(40,016)

Gross Operating Income (EBITDA)	178,785	226,341	47,556	26.6%	411,259

Depreciation and Amortization	(31,819)	(27,130)	4,689	14.7%	(49,296)

Operating Income	146,966	199,210	52,244	35.5%	361,963

* Please notice that these figures could differ from those accounted under Colombian GAAP.

Additional Information

Table 36

Emgesa	9M 08	9M 09	Var 08-09	Chg %

GWh Produced	9,602	9,922	320	3.3%
GWh Sold	12,362	12,790	428	3.5%
Market Share	22.2%	21.1%	-	(5.0%)

Pg. 43

PRESS RELEASE Nine months 2009

DISTRIBUTION

CODENSA

Operating Income increase, mainly explained by higher purchase-sales margins due to an increase in tariffs.

Table 37

Codensa		Million Ch$			Thousand US$

	9M 08	9M 09	Var 08-09	Chg %	9M 09

Operating Revenues	481,969	549,330	67,361	14.0%	998,129
Operating Costs	(238,491)	(284,398)	(45,907)	(19.2%)	(516,750)
Gross Profit	243,477	264,932	21,454	8.8%	481,379
Other Costs	(55,590)	(64,921)	(9,331)	(16.8%)	(117,960)

Gross Operating Income (EBITDA)	187,887	200,011	12,123	6.5%	363,418

Depreciation and Amortization	(39,400)	(42,042)	(2,642)	(6.7%)	(76,390)

Operating Income	148,487	157,969	9,482	6.4%	287,029

* Please notice that these figures could differ from those accounted under Colombian GAAP.

Additional Information

Table 38

Codensa	9M 08	9M 09	Var 08-09	Chg %

Customers (Th)	2,266	2,343	76	3.4%
GWh Sold	8,813	8,813	(0)	(0.0%)
Clients/Employee	2,416	2,538	122	5.0%
Energy Losses %	8.1%	8.2%	0.1%	1.2%

Pg. 44

PRESS RELEASE Nine months 2009

PERU

GENERATION

EDEGEL

Operating Income increased mainly due to a better generation mix which allowed a reduction in costs.

Table 39

Edegel		Million Ch$			Thousand US$

	9M 08	9M 09	Var 08-09	Chg %	9M 09

Operating Revenues	140,707	159,865	19,158	13.6%	290,473
Operating Costs	(68,426)	(49,853)	18,572	27.1%	(90,583)
Gross Profit	72,281	110,012	37,731	52.2%	199,891
Other Costs	(16,284)	(22,478)	(6,193)	(38.0%)	(40,842)

Gross Operating Income (EBITDA)	55,997	87,534	31,537	56.3%	159,049

Depreciation and Amortization	(25,024)	(28,543)	(3,519)	(14.1%)	(51,862)

Operating Income	30,973	58,991	28,018	90.5%	107,187

* Please notice that these figures could differ from those accounted under Peruvian GAAP.

Additional Information

Table 40

Edegel	9M 08	9M 09	Var 08-09	Chg %

GWh Produced	6,070	6,029	(41)	(0.7%)
GWh Sold	6,300	6,179	(121)	(1.9%)
Market Share	31.3%	30.6%	-	(2.2%)

Pg. 45

PRESS RELEASE Nine months 2009

DISTRIBUTION

EDELNOR

Operating Income increased mainly due to higher purchase-sales margins, energy sales and a reduction on energy losses.

Table 41

Edelnor	Million Ch$				Thousand US$

	9M 08	9M 09	Var 08-09	Chg %	9M 09

Operating Revenues	175,309	227,437	52,128	29.7%	413,251
Operating Costs	(101,950)	(138,739)	(36,790)	(36.1%)	(252,088)
Gross Profit	73,359	88,698	15,339	20.9%	161,163
Other Costs	(21,397)	(24,903)	(3,506)	(16.4%)	(45,248)

Gross Operating Income (EBITDA)	51,962	63,795	11,833	22.8%	115,915

Depreciation and Amortization	(14,470)	(15,490)	(1,020)	(7.1%)	(28,145)

Operating Income	37,492	48,305	10,813	28.8%	87,770

* Please notice that these figures could differ from those accounted under Peruvian GAAP.

Additional Information

Table 42

Edelnor	9M 08	9M 09	Var 08-09	Chg %

Customers (Th)	1,018	1,050	33	3.2%
GWh Sold	4,168	4,239	71	1.7%
Clients/Employee	1,798	1,753	(45)	(2.5%)
Energy Losses %	8.2%	8.1%	(0.1%)	(1.2%)

Pg. 46

PRESS RELEASE Nine months 2009

OWNERSHIP OF THE COMPANY AS OF SEPTEMBER 30, 2009

CONFERENCE CALL INVITATION

Enersis is pleased to invite you to participate in a Conference Call with the management to review the results for the period, on Monday, November 2nd, 2009, 9:00 a.m. Eastern Time (11:00 a.m. noon Chilean Time). There will be a question and answer session following management's comments. Representing ENERSIS will be Mr. Alfredo Ergas, Chief Financial Officer, Mr. Ricardo Alvial, Investment & Risks Director and Ms. Susana Rey, Head of Investor Relations.

To participate, please dial +1 (617) 213-4850 or +1 (888) 679-8038 (toll free USA), approximately 10 minutes prior to the scheduled start time, Passcode ID: 38739353

To access the phone replay, please dial +1 (617) 801-6888 or +1 (888) 286-8010 (toll free USA) Passcode ID: 33866802.

For this Conference Call you can access before to the pre-registration site at https://www.theconferencingservice.com/prereg/key.process?key=P4NY7KNYR and make your registration quicker. If not, please connect approximately 15 minutes prior to the scheduled start time. You can also access to the live conference call and its replay through our website at http://phx.corporate-ir.net/phoenix.zhtml?p=irol-eventDetails&c=83615&eventID=2502866

Pg. 47

PRESS RELEASE Nine months 2009

CONTACT INFORMATION

For further information, please contact us:

Susana Rey
Head of Investor Relations
srm@e.enersis.cl
56 (2) 353 4554

Carmen Poblete	Denisse Labarca	Bárbara López	Cristián Del Sante
Shares Department	Investor Relations	Investor Relations	Investor Relations
Representative	Representative	Representative	Representative
cpt@e.enersis.cl	dla@e.enersis.cl	bllf@e.enersis.cl	cdb@e.enersis.cl
56 (2) 353 4447	56 (2) 353 4492	56 (2) 353 4552	56 (2) 353 4555

María Luz Muñoz
Investor Relations Assistant
mlmr@e.enersis.cl
56 (2) 353 4682

DISCLAIMER

This Press Release contains statements that could constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this announcement and include statements regarding the intent, belief or current expectations of Enersis and its management with respect to, among other things: (1) Enersis’ business plans; (2) Enersis’ cost-reduction plans; (3) trends affecting Enersis’ financial condition or results of operations, including market trends in the electricity sector in Chile or elsewhere; (4) supervision and regulation of the electricity sector in Chile or elsewhere; and (5) the future effect of any changes in the laws and regulations applicable to Enersis’ or its subsidiaries. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of various factors. These factors include a decline in the equity capital markets of the United States or Chile, an increase in the market rates of interest in the United States or elsewhere, adverse decisions by government regulators in Chile or elsewhere and other factors described in Enersis’ Annual Report on Form 20-F. Readers are cautioned not to place undue reliance on those forward-looking statements, which state only as of their dates. Enersis undertakes no obligation to release publicly the result of any revisions to these forward-looking statements.

Pg. 48

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

By: /s/ Ignacio Antoñanzas
--------------------------------------------------

Title: Chief Executive Officer

Date: October 29, 2009